Exhibit 99.1

TOYO Co., Ltd Announces Leadership Transition

TOKYO, March 18, 2026 /PRNewswire/ -- TOYO Co., Ltd (Nasdaq: TOYO) (OTC: TOYWF),  (“TOYO” or the “Company”), a solar solution company, today announced a planned leadership transition and the strengthening of its executive team to support the Company’s next phase of growth.

CEO and Chairman Retirement

The Company announced that Junsei Ryu retired from his role as Chief Executive Officer and Chairman of the Board effective March 18, 2026.  Mr. Ryu plans to continue to serve as an advisor to the Board for a 12-month transition period to ensure an orderly handover of responsibilities.

“The Board is deeply grateful to Mr. Ryu for his exceptional leadership in taking the Company public in 2024, driving our expansion into Ethiopia and the U.S., and for his unwavering commitment to our customers, partners, and employees,” said Alfred “Trey” Hickey, an Independent Director of TOYO. “He has positioned the Company on a strong footing, with a clear strategy and a robust balance sheet, and we wish him the very best in his retirement.”

Appointment of New CEO and Chairman

Mr. Takahiko Onozuka is appointed as CEO and Chairman of the Board as of March 18, 2026. He is an accomplished global executive with over 40 years of experience in international finance, energy infrastructure, and decarbonization. He has strong track record in project and structured finance, business origination, risk management, and stakeholder engagement across Asia, Europe, the Middle East, and Africa.

Prior to joining the Company, he held senior roles at Japan Bank for International Cooperation (“JBIC”) and Sumitomo Corporation, leading major cross-border projects in oil and gas, power generation, liquefied natural gas, railways, and renewable energy. Since September 2025, he has served as General Manager of the Global Decarbonization Promoting Office at Abalance Corporation, driving key energy transition initiatives.

Mr. Onozuka holds a Bachelor of Laws (LL.B.) from Waseda University, has completed advanced coursework in physics and engineering at Tokyo Institute of Technology, and holds multiple nationally accredited certifications in energy management and power systems.

“I am honored to be chosen to lead TOYO at such an exciting moment for the Company and the solar industry,” said Mr. Onozuka. “Building on the strong foundation the team has created, we will continue to invest in advanced solar technologies and resilient supply chains, deepen our strategic partnerships, and deliver sustainable, long-term value for our shareholders.”

About TOYO Co., Ltd.

TOYO is a solar solutions company committed to becoming a full-service solar solutions provider in the global market, integrating upstream production of wafers and silicon, midstream production of solar cells, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well-positioned to produce high-quality solar cells at a competitive scale and cost.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in TOYO’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in TOYO’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. TOYO specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Contact Information:

For TOYO Co., Ltd.
IR@toyo-solar.com

Crocker Coulson
Email: crocker.coulson@aummedia.org
Tel: (646) 652-7185